Exhibit 99.2

UCI Holdings Limited Reports Results of Operations for

First Quarter 2012

LAKE FOREST, IL May 15, 2012 – UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI”), today announced UCI’s results for the first quarter ended March 31, 2012. Net sales were $261.6 million, an increase of $16.1 million, or 6.5%, over the first quarter ended March 31, 2011. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the retail, OEM (original equipment manufacturer), OES (new car dealer service) and heavy duty channels, with a decline in the traditional channel.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $45.4 million for the first quarter of 2012, an increase of $9.2 million or 25.4% over the first quarter ended March 31, 2011. EBITDA of $36.2 million for the year-ago quarter includes the combined period of before and after the January 26, 2011 acquisition by Holdings, an affiliate of Rank Group Limited. The reconciliation of net income (loss) to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.

Net income for the quarter was $6.9 million, including $3.8 million, net of tax, in special items, consisting of costs related to implementation of our cost sharing and manufacturing arrangements with FRAM Group, business optimization costs, costs of defending class action litigation and costs of obtaining new business. Excluding these items, adjusted net income would have been $10.7 million. Adjusted net income for the combined first quarter of 2011 was $5.0 million, excluding $53.1 million, net of tax, in special charges, consisting primarily of costs related to the UCI acquisition (including merger and acquisition costs, loss of early extinguishment of debt, bridge debt commitment fees, and inventory step up), other integration costs, stock compensation expense, patent and class action litigation costs, costs of obtaining new business and restructuring and severance costs.

“We are pleased to report that we started off 2012 with an excellent quarter, from both a sales and operational perspective,” said Bruce Zorich, Chief Executive Officer of UCI. “Even with gas prices from 7-12% higher throughout the quarter than last year and miles driven down again for the quarter, we registered a solid increase in net sales both sequentially and year-over-year. On the operating side, we saw improvement in our gross margins while continuing to attack our operating expenses.”

As of March 31, 2012, the company’s cash on hand was $69.7 million, and total debt was $699.3 million.

Conference Call

Holdings will host a conference call to discuss its results and performance on Wednesday, May 16, at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from May 17 for a 14 day period, at www.uciholdings.com. Click on the UCI 2012 1st Quarter Results button.

About UCI Holdings Limited

UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

George DiRado, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Successor	Combined	Successor	Predecessor
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2011	January 1, 2011 through January 25, 2011
Net sales	$261,631	$245,552	$166,710	$78,842
Cost of sales	194,634	204,244	143,948	60,296

Gross profit	66,997	41,308	22,762	18,546
Operating expenses
Selling and warehousing	(17,598)	(17,216)	(12,049)	(5,167)
General and administrative	(15,708)	(10,637)	(7,060)	(3,577)
Amortization of acquired intangible assets	(5,526)	(3,965)	(3,560)	(405)
Merger and acquisition costs	—	(13,667)	(8,497)	(5,170)
Restructuring gains (costs), net	4	(109)	(109)	—
Stock-based compensation expense	—	(15,082)	—	(15,082)
Patent litigation costs	—	(533)	(33)	(500)
Antitrust litigation costs	(530)	(3,157)	(2,344)	(813)

Operating income (loss)	27,639	(23,058)	(10,890)	(12,168)
Other expense
Interest expense, net	(13,868)	(14,679)	(10,016)	(4,663)
Management fee expense	—	(139)	—	(139)
Loss on early extinguishment of debt	—	(24,153)	—	(24,153)
Debt commitment fees	—	(5,945)	(5,945)	—
Miscellaneous, net	(1,524)	(1,375)	(648)	(727)

Income (loss) before income taxes	12,247	(69,349)	(27,499)	(41,850)
Income tax (expense) benefit	(5,394)	21,221	7,269	13,952

Net income (loss)	6,853	(48,128)	(20,230)	(27,898)

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax	2,731	1,868	1,241	627
Pension and OPEB liability, net of tax	8,409	116	—	116

Total other comprehensive income	11,140	1,984	1,241	743

Comprehensive income (loss)	$17,993	$(46,144)	$(18,989)	$(27,155)

The condensed consolidated financial statements as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 of UCI Holdings Limited represent those of the Successor company. Because UCI Holdings Limited was formed on November 26, 2010, it has no financial statements as of or for periods ended prior to that date. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s statement of comprehensive income (loss) only includes UCI International’s activity since the date of the acquisition.

The condensed consolidated financial statements of UCI International for the period January 1, 2011 through January 25, 2011 represent those of the Predecessor.

The column titled “Combined” in the tables represents the combination of Successor three months ended March 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined three months ended March 31, 2011. The “Combined” column does not purport to be on a pro forma basis and has been included for the purpose of additional information.

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	Successor
	March 31, 2012	December 31, 2011
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$69,681	$67,697
Accounts receivable, net	262,405	256,679
Related party receivable	11,120	10,760
Inventories, net	156,585	152,818
Deferred tax assets	47,219	37,894
Other current assets	11,281	15,375

Total current assets	558,291	541,223
Property, plant and equipment, net	156,582	153,044
Goodwill	309,246	308,821
Other intangible assets, net	418,010	423,687
Deferred financing costs, net	19,518	20,176
Other long-term assets	1,527	1,822

Total assets	$1,463,174	$1,448,773

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$129,962	$117,687
Short-term borrowings	3,174	3,169
Current maturities of long-term debt	3,304	3,373
Related party payable	1,113	1,249
Accrued expenses and other current liabilities	116,075	130,980

Total current liabilities	253,628	256,458
Long-term debt, less current maturities	692,823	693,485
Pension and other post-retirement liabilities	101,004	118,040
Deferred tax liabilities	129,599	112,714
Other long-term liabilities	2,476	2,425

Total liabilities	1,179,530	1,183,122
Contingencies - Note 11
Shareholder’s equity
Common stock	320,000	320,000
Retained deficit	(13,017)	(19,870)
Accumulated other comprehensive loss	(23,339)	(34,479)

Total shareholder’s equity	283,644	265,651

Total liabilities and shareholder’s equity	$1,463,174	$1,448,773

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Successor	Combined	Successor	Predecessor
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2011	January 1, 2011 through January 25, 2011
Net cash provided by (used in) operating activities	$11,888	$(3,564)	$5,777	$(9,341)

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	—	(185,270)	(185,270)	—
Capital expenditures	(10,728)	(4,192)	(2,621)	(1,571)
Proceeds from sale of property, plant and equipment	1,394	127	127	—
Decrease in restricted cash	—	16,290	16,290	—

Net cash used in investing activities	(9,334)	(173,045)	(171,474)	(1,571)

Cash flows from financing activities:
Debt repayments	(825)	(4,089)	(1,456)	(2,633)
Payment of deferred financing costs	—	(16,906)	(15,986)	(920)
Payment of debt commitment fees	—	(3,970)	(3,970)	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	—	298,500	298,500	—
Issuance of Senior Notes	—	400,000	400,000	—
Repayment of 2010 Credit Facility	—	(423,938)	(423,938)	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	—	(360,115)	(360,115)	—
Equity contribution	—	320,000	320,000	—
Proceeds from exercise of stock options	—	1,077	—	1,077
Excess tax benefits from share-based payments	—	2,661	—	2,661

Net cash provided by (used in) financing activities	(825)	213,220	213,035	185
Effect of exchange rate changes on cash	255	302	175	127

Net increase (decrease) in cash and cash equivalents	1,984	$36,913	47,513	(10,600)

Cash and cash equivalents at beginning of period	67,697		—	200,330

Cash and cash equivalents at end of period	$69,681		$47,513	$189,730

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature, such as restructuring and redundancy costs, business acquisition, integration and optimization costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The UCI acquisition occurred on January 26, 2011. As such, our results of operations for the three months ended March 31, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the three months ended March 31, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of Successor three months ended March 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined three months ended March 31, 2011. The combined Adjusted EBITDA of $36.2 million for the three months ended March 31, 2011 represents our Adjusted EBITDA had the UCI acquisition occurred on January 1, 2011.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Successor	Combined	Successor	Predecessor
	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2011	January 1, 2011 through January 25, 2011
Net income (loss)	$6.9	$(48.1)	$(20.2)	$(27.9)
Income tax expense (benefit)	5.4	(21.2)	(7.2)	(14.0)
Net interest expense	13.9	14.7	10.0	4.7
Depreciation and amortization expense	13.0	11.2	8.3	2.9

EBITDA	39.2	(43.4)	(9.1)	(34.3)

Business optimization costs	2.3	—	—	—
Cost of defending class action litigation	0.5	3.2	2.4	0.8
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	3.2	0.7	0.7	—
New business changeover and sales commitment costs	0.2	0.1	0.1	—
Debt commitment fees	—	5.9	5.9	—
Inventory step-up	—	15.8	15.8	—
Merger and acquisition costs	—	13.7	8.5	5.2
Restructuring costs, net	—	0.1	0.1	—
Loss on early extinguishment of debt	—	24.2	—	24.2
Management fee	—	0.1	—	0.1
Non-cash stock-based compensation expense	—	15.1	—	15.1
Patent litigation costs	—	0.5	—	0.5
Swaption mark-to-market	—	0.2	—	0.2

Adjusted EBITDA	$45.4	$36.2	$24.4	$11.8

Net sales	$261.6	$245.6	$166.7	$78.9
Adjusted EBITDA margin	17.4%	14.7%	14.6%	15.0%

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

Trailing Twelve Months Ended March 31, 2012
Net income	$8.5
Income tax expense	11.7
Net interest expense	55.6
Depreciation and amortization expense	55.6

EBITDA	131.4

Business optimization costs	2.3
Cost of defending class action litigation	9.8
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	9.8
New business changeover and sales commitment costs	2.5
Inventory step-up	0.6
Trademark impairment loss	3.8
Merger and acquisition costs	2.8
Restructuring costs, net	1.2
Patent litigation costs	0.4
Valuation allowance for non-trade receivables	0.4
Environmental accrual adjustment	0.3
Resolution of pre-acquistion matter	0.2
Swaption mark-to-market	0.8

Adjusted EBITDA	$166.3

Net sales	$1,005.0
Adjusted EBITDA margin	16.5%

Full period estimated effect of UCI’s cost savings and synergies (a)	23.6

Covenant Adjusted EBITDA (b)	$189.9

Net sales	$1,005.0
Covenant Adjusted EBITDA margin	18.9%

(a)	Reflects the full period estimated effect of UCI’s implemented but, as yet, unrealized cost savings initiatives and synergies, primarily associated with Rank’s acquisition of FRAM Group. As of March 31, 2012, UCI had implemented $40.8 million of annualized cost savings and synergies, of which $17.2 million had been realized. For the three months ended March 31, 2012, UCI incurred $1.1 million and $4.2 million in operating expenses and capital expenditures, respectively, associated with these cost savings and synergies.

(In $ millions)	Implemented Cost Savings	Cost Savings Achieved	Implemented Cost Savings to be Achieved

Corporate synergies (i)	$9.1	$4.2	$4.9
Procurement savings (ii)	17.3	6.0	11.3
In-sourcing (iii)	10.4	6.8	3.6
Other (iv)	4.0	0.2	3.8

	$40.8	$17.2	$23.6

i.	Represents our estimated cost savings from cost sharing arrangements with FRAM Group related to overhead reductions, cost savings from synergies and reduced information technology costs.
ii.	Represents our estimated reductions in procurement costs resulting from benchmarking procurement costs and benefits of scale with FRAM Group.
iii.	Represents our estimated cost savings from in-sourcing the manufacturing of high volume parts.
iv.	Represents estimated cost savings from expenditure controls.

UCI expects to ultimately realize approximately $50 million of cost savings and synergies. UCI expects to incur an additional approximate $4.5 million in operating expenses and $15.7 million in capital expenditures associated with these cost savings and synergies in the last nine months of 2012.

(b)	Reflects Adjusted EBITDA as defined in calculating covenant compliance and other ratios under UCI’s Senior Secured Credit Facility and the Indenture governing UCI’s 8.625% senior notes.